Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for November 2023 of the Group to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Listing Rules and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for November 2023 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

In November 2023, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 253.35% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic routes, regional routes and international routes increased by 217.32%, 293.90% and 534.50%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 324.97%, of which, passenger traffic for domestic routes, regional routes and international routes increased by 281.71%, 561.24% and 682.71%, respectively, as compared with the same period last year. The passenger load factor was 78.93%, representing an increase of 13.30 percentage points as compared with the same period last year, of which, the passenger load factor for domestic routes, regional routes and international routes increased by 13.47, 27.91 and 14.32 percentage points, respectively, as compared with the same period last year.

In terms of cargo operations, in November 2023, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 62.29% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 29.50% as compared with the same period last year. The cargo and mail load factor was 52.77%, representing a decrease of 13.36 percentage points as compared with the same period last year.

In November 2023, the Group has newly launched the following major route: Huizhou – Kunming – Huizhou (being four flights a week).

In November 2023, the Group introduced one A350 aircraft, and disposed of one A330-200 aircraft. As of the end of November 2023, the Group operated a fleet of 904 commercial aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 350 Series	6	14	0	20
Airbus 330 Series	9	21	7	37
Airbus 320 Series	146	75	134	355
Boeing 787 Series	6	23	10	39
Boeing 777 Series	11	21	0	32
Boeing 737 Series	136	61	190	387
EMB190 Series	6	0	0	6
ARJ21	6	22	0	28

Total	326	237	341	904

KEY OPERATING DATA OF NOVEMBER 2023

Traffic	November 2023			Cumulative 2023
	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	16,563.93	-12.65	281.71	190,733.99	111.47
Regional	166.27	-3.04	561.24	1,619.63	1,016.81
International	3,976.68	-3.37	682.71	32,248.88	660.45

Total	20,706.88	-10.94	324.97	224,602.50	137.47

RTK (in million)
Domestic	1,614.87	-10.75	256.83	17,998.65	101.88
Regional	17.70	-2.01	444.76	163.78	754.27
International	974.67	-2.79	71.29	8,822.71	42.13

Total	2,607.24	-7.87	154.41	26,985.14	78.21

RTK - Cargo and Mail (in million)
Domestic	139.26	4.20	116.08	1,283.52	32.24
Regional	2.97	-0.59	194.67	22.87	261.57
International	620.89	-2.79	18.53	5,990.42	2.72

Total	763.12	-1.58	29.50	7,296.80	7.17

Passengers carried (in thousand)
Domestic	10,586.58	-12.04	285.69	120,815.14	109.99
Regional	136.89	-5.96	536.97	1,381.92	948.39
International	954.08	-6.76	960.06	7,899.97	1,037.42

Total	11,677.55	-11.57	308.83	130,097.03	122.92

Cargo and mail carried (in thousand tonnes)
Domestic	81.41	2.79	100.65	759.25	29.21
Regional	2.63	0.09	194.67	20.34	242.31
International	69.38	-2.48	23.13	645.43	1.99

Total	153.42	0.30	56.85	1,425.02	16.20

Capacity	November 2023			Cumulative 2023
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	20,736.34	-10.40	217.32	245,225.23	80.99
Regional	240.82	-1.25	293.90	2,176.35	547.54
International	5,257.63	-0.14	534.50	40,688.85	503.08

Total	26,234.78	-8.44	253.35	288,090.43	102.06

ATK (in million)
Domestic	2,369.82	-10.97	221.83	27,918.85	86.02
Regional	31.49	-0.48	275.35	283.13	521.26
International	1,406.03	-2.79	72.61	12,577.67	36.05

Total	3,807.35	-8.03	144.16	40,779.65	67.82

ATK - Cargo and Mail (in million)
Domestic	503.55	-13.01	239.70	5,848.58	107.84
Regional	9.82	1.28	240.00	87.26	469.39
International	932.85	-4.09	26.06	8,915.67	3.22

Total	1,446.22	-7.36	62.29	14,851.51	29.51

Load Factor	November 2023			Cumulative 2023
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	79.88	-2.06	13.47	77.78	11.21
Regional	69.04	-1.27	27.91	74.42	31.27
International	75.64	-2.53	14.32	79.26	16.40

Total	78.93	-2.22	13.30	77.96	11.63

Cargo and Mail Load Factor
Domestic	27.65	4.56	-15.82	21.95	-12.55
Regional	30.27	-0.56	-4.66	26.20	-15.06
International	66.56	0.89	-4.23	67.19	-0.33

Total	52.77	3.10	-13.36	49.13	-10.25

Overall Load Factor (RTK/ATK)
Domestic	68.14	0.17	6.68	64.47	5.06
Regional	56.19	-0.88	17.47	57.85	15.78
International	69.32	0.00	-0.53	70.15	3.00

Total	68.48	0.12	2.76	66.17	3.86

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo and mail) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK—Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

15 December 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Pansy Catilina Chiu King Ho, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.